February 25, 2008

Mail Stop 6010

Arie Cohen
President and Chief Executive Officer
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101

> **Re: CardioNet, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 19, 2008**
> **File No. 333-145547**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Consolidated Statements of Operations, page 39

1.   We see that you present pro forma consolidated statements of operations for the year ended December 31, 2006 and 2007 and for the quarter ended December 31, 2006. Please note that pro forma statements of income are only appropriate for the most recent fiscal year and subsequent interim period to the date of the most recent historical balance sheet. No other annual periods may be presented on a pro forma basis. Please remove to only provide pro forma financial information proscribed by Article 11 of Regulation S-X.   Please also apply this comment to the summary consolidated financial information provided on page 10 of the registration statement.

Arie Cohen
CardioNet, Inc.
February 25, 2008
Page 2

Management's Discussion and Analysis . . ., page 47

Critical Accounting Policies and Estimates, page 48

Stock Based Compensation, page 49

2.   Please revise your filing to disclose the number of options, exercise price and
       other significant terms for the options granted in January and February 2008.

3.   Once you have a filing with an expected offering range, please add disclosure that
       explains each significant factor contributing any difference between the fair value
       as of the grant dates of the most recent options and the estimated offering price.

4.   We see that you weighted the public company alternative at 50% likelihood for
       stock option grants in November 2007 and in January and February 2008. In light
       of the progress towards completion of the offering from September 2007, please
       tell us why that assumption is appropriate as of those grant dates. Explain why
       you continued to believe that there was only 50% likelihood that your offering
       would be successfully completed within your expected timeline. In that regard,
       we see that you indicated on December 6, 2007 that you might begin marketing
       activities as early as January 2008.

Principal and Selling Stockholders, page 125

5.   Please complete the table in the next amendment. We may have further comment.

Cardionet, Inc. Consolidated Financial Statements for the year ended December 31, 2007

Consolidated Statements of Operations, page F-4

6.   Pro forma loss per share demonstrating the impact of conversion of the preferred
       shares upon consummation of the offering is only permitted for the most recent
       fiscal year and any subsequent interim period. Please delete the presentation of
       pro forma loss per share for 2006.

Consolidated Statements of Cash Flows, page F-6

7.   It appears that you present the amount labeled "provision for doubtful accounts"
       net of amounts written off against the allowance.   Tell us why the amount labeled
       "provision for doubtful accounts" should not be the amount that is included in
       expense for the period and why the impact of accounts written off against the
       reserve should not be presented with the change in "accounts receivable." As a

related matter, in MD&A you discuss and quantify the provision for doubtful accounts. The presentation of the provision for doubtful accounts on the cash flow statement does not appear consistent with that discussion because the provision as presented on the cash flow statement appears to be net of non-income statement charges to the allowance.

Note 3. Acquisition – PDSHeart, Inc., page F-13

8.   We reference the disclosure on page F-14 related to the accrual of $510,000 recorded for exit plans for activities acquired from PDSHeart. It appears that this accrual was recorded during the fourth quarter of fiscal year 2007. Please tell us how the accrual meets the requirements of EITF 95-3 to be accrued as a liability in a purchase business combination. Specifically address whether management, having the appropriate authority, began to assess and formulate a plan to exit an activity of the acquired company as of the consummation date of the acquisition since the accrual was not recorded until at least six months after the acquisition.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Frederick T. Muto, Esq.—Cooley Godward Kronish LLP
                 Ethan E. Christensen, Esq.—Cooley Godward Kronish LLP